Contact

www.linkedin.com/in/sam-bernstein
(LinkedIn)

Sam Bernstein

Co-Founder at Loper | Pathing Learners
Chicago, Illinois, United States

Summary

Helping learners discover the right next step in their education.

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Experience

Loper
Co-Founder
November 2021 - Present (2 years 3 months)
Chicago, Illinois, United States

Helping learners discover the right next step in their education.

Transcend Network
Fellow, Cohort 11
July 2023 - August 2023 (2 months)

eLab
Fellow, Cohort 5
September 2022 - December 2022 (4 months)

Maverick Capital
Trader
July 2018 - March 2021 (2 years 9 months)
New York

Maverick Capital
Intern
May 2017 - August 2017 (4 months)
New York, New York

Airbnb
Public Policy Intern
May 2015 - August 2016 (1 year 4 months)
San Francisco Bay Area and Washington, D.C.

Education

Georgetown University
Bachelor of Arts (B.A.), Economics, Government · (2014 - 2018)

St. Ignatius College Preparatory